Filed By Energy Transfer Corp LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

Date: September 29, 2015

TRANSCRIPT

The following is a transcript of an investor call held by Energy Transfer Equity, L.P. (“ETE”) at 8:00 a.m. Central time on September 28, 2015. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ETE believes that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through ETE’s web site at www.energytransfer.com.

********

CORPORATE PARTICIPANTS

Jamie Welch LE GP, LLC – Group CFO, Head of Business Development

Kelcy Warren Energy Transfer Partners, LP - Chairman, CEO

CONFERENCE CALL PARTICIPANTS

Jeremy Tonet JPMorgan - Analyst

John Edwards Credit Suisse - Analyst

Darren Horowitz Raymond James & Associates - Analyst

Sharon Lui Wells Fargo Securities - Analyst

Ross Payne Wells Fargo Securities - Analyst

Kristina Kazarian Deutsche Bank - Analyst

Andy Gupta HITE Hedge Asset Management - Analyst

Brandon Blossman Tudor, Pickering, Holt & Co. Securities - Analyst

Sachin Shah Albert Fried & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the ETE to acquire Williams investor call. My name is Grant, and I’ll be your operator for today. (Operator Instructions) As a reminder, this call is being recorded for replay purposes.

I would now like to turn the call over to Jamie Welch, Group CFO for ETE. Please proceed.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Thank you, Grant and good morning, everybody. I’m going to be referring to materials this morning that are actually on our website. It’s a presentation, and I will be referring to that.

Today is an extremely exciting day for both the Energy Transfer family and for the Williams organization. I am joined here this morning by Kelcy, by John McReynolds, Mackie McCrea, Brad Whitehurst, Tom Mason, Tom Long, and Brent Ratliff, and other members of senior management.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

This transaction can be boiled down into four components. Since we started this discussion with Williams back when it became public in the first part of June of this year, we have now undertaken a cash and stock transaction. We have put in place a mechanism for the stock that we are issuing, which will be a newly created vehicle, ETC, to trade at parity with ETE.

We have created an equalization agreement, thereby regulating ETC’s tax profile through 2018 and then flipping into an active management of the tax profile thereafter. And we have identified significant commercial synergies on top of the cost savings that we originally estimated.

If you look at slide 3 of the presentation you will see we have a transaction that is in an enterprise value $37.7 billion. The implied offer price is $43.50 as measured on our closing price of September 25.

Prior to the execution in the early hours of this morning, Williams and Williams Partners agreed to terminate their merger agreement. As I said, ETE will form a new Partnership entity that will in fact be a Corporation for tax purposes, ETC — or Energy Transfer Corp., LP, as its full and legal correct name. It will be merged with Williams and it will be the survivor of that actual merger.

Williams shareholders can elect to receive as consideration ETC’s shares; ETC’s shares and cash; or cash. Elections to receive ETC’s shares will be based on a fixed exchange ratio of 1.8716. If you recall, our original June 22nd proposal was at 0.9358; and the 1.8716 reflects the split of ETE units since that date.

If all Williams shareholders elect to receive all cash or all shares, then each Williams share would receive $8 in cash and 1.5274 ETC shares. The elections to receive cash or shares will be both subject to proration such that the cash pool, which is $6.05 billion, will be fully allocated.

Williams shareholders also be entitled to a special dividend of $0.10 per share declared immediately prior to closing. And that will be on top of the regularly scheduled Williams dividends to be distributed before that date.

If you look at slide 4, the elements of this transaction include the creation of what is called a contingent consideration right. It is designed as an adjustment mechanism to ensure that ETE trades at least at parity with ETE common units.

For every ETC share that is issued there will be stapled and attached to it one CCR. The CCRs provide for trading parity, as I indicated, and they will in fact provide an adjustment mechanism for additional or reduced consideration to ETC’s shareholders depending upon how ETC trades on a daily volume-weighted average price basis over a two-year measurement period post-closing relative to ETE common units.

ETE shareholders will receive a payment in respect of the CCR if the ETC common shares trade at a discount to ETE common units over that time frame. Any payment owed under the CCR can be made either in common shares of ETC or in cash, subject to ETE’s election.

ETC will also benefit from what we call a dividend equalization agreement through calendar 2018 that ensures that ETC’s shareholders will receive the identical cash dividend as ETE common unitholders.

As indicated in the press release, WPZ will retain not only its name but also retain its public separate listing and remain its headquarters in Tulsa, Oklahoma. The transaction as structured is expected to be credit accretive to ETE, while there is no expected ratings impact on any of the underlying MLPs.

We expect the transaction to close in the first half of 2016. It is subject to Williams shareholder approval and receipt of regulatory approvals, but no ETE unitholder is required.

On slide 5 you will see a lot of the elements that are borne out from our press release. We create through this transaction or this combination the largest energy infrastructure group. The significant commercial revenue synergies that I will touch on in a few slides is all about the derivation and the migration of the Williams business into what is Energy Transfer’s thesis, which is an integrated business model providing end-to-end solutions for its customers.

This transaction is all about pro-competition. This transaction creates a better platform to provide more service offerings and more efficiencies for customers and helping to drive increased producer activity across this continent.

It dramatically enhances our overall credit profile. It increases our cash flow diversity and provides tremendous synergy potential.

For ETE unitholders there are three or so things that jump out. The first is that our distribution growth rate is expected to remain at its current level and for a longer period, given the level of cost savings and commercial synergies.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

The addition of cash into this transaction means that we end up reducing the amount of ETC’s shares by 260 million, or 18.5% of the overall ETC share issuance, from our original all unit/stock transaction. It increases obviously the overall strategic and financial optionality for the Group, which therefore by design creates the potential for higher long-term growth for ETE.

For Williams shareholders this is not only about scale and scope. This is about dividend accretion for 2016 and beyond and a significantly higher dividend growth rate than Williams on a standalone basis.

This transaction as structured creates a tax-free exchange for Williams shareholders, and ETC shares are expected to have considerable liquidity and a broader shareholder base. The dividend equalization agreement ensures distributions, as I mentioned, are equal to those on the common units through 2018.

For WPZ unitholders there are also a number of benefits. In particular, this is accretive to WPZ distributions based on the expected cost savings from implementing our Energy Transfer shared service model. There will also be significant new commercial opportunities, including the potential to in fact acquire and migrate assets within the overall Energy Transfer Group.

If you look at the next slide and look at the illustrative transaction schematic, on the left-hand side you will see the four steps. We create Energy Transfer Corp. GP, LLC, which will be the GP of Energy Transfer Corp, LP. ETC will elect to be taxed as a corporation for federal tax purposes; and ETC will itself be the managing member of the GP of ETE today.

ETC will issue shares and cash to Williams shareholders in exchange for all the outstanding shares of Williams. ETE will issue Class E units to ETC in amount equal to the number of those shares issued, in exchange for the drop-down of Williams’ assets and liabilities down to ETE, which will represent their petchem business, the GP IDRs, and the WPZ common units.

ETE will also become a co-obligor of Williams’ outstanding long-term fixed-rate debt. And the existing revolving credit facility at Williams will also be terminated.

The Class E units are a limited partnership interest of ETE. They’re entitled to receive the same quarterly cash distribution as any other ETE common unit. ETE will provide all administrative services to ETC and otherwise indemnify ETC for all liabilities incurred.

Post-closing it is expected that ETE unitholders will have the option to exchange ETE units for ETC’s shares during select exchange periods each year.

On the right-hand side you can see the schematic. At its heart you will see that it’s $37.7 billion, represented by just under $27 billion of ETC’s shares; $6.05 billion of new debt; the assumption of $4.6 billion existing debt. And you’ll see the mechanics as shown above.

On slide 7 — what is entitled consideration overview and CCR mechanics — we’ve talked about the consideration overview, so let’s talk about the CCR mechanics itself. At the outset, the pro-forma ETE economic ownership will be 52.5% legacy Williams shareholders and 47.5% ETE ownership.

As we mentioned earlier, the CCR create a true-up mechanism if ETC and ETE trade differently over the first two years post-closing. In the event that ETC trades at a discount that creates a shortfall amount that can be settled in either ETC shares or cash. Along with the settlement of any shortfall amount, ETE will also issue to ETC a proportionate amount of Class E units.

In the event that ETC’s shares trade at a premium during the measurement period, ETE will be entitled to cancel a number of Class E units equal to the excess amount. That is simply the difference between the volume-weighted average price on a daily basis measured over a two-year period excluding the first month of ETC versus ETE.

We have designed what we call an early knockout provision, because it is our belief that ETC should in fact on its own — given it is a C-Corp and has the potential for a broader shareholder base — has the potential to actually trade even higher than what we have with ETE. The early knockout or automatic early cancellation requires that ETC trade above ETE on a daily VWAP basis for 20 consecutive straight days, and that there is no shortfall amount outstanding at the end of that 20-day period. In such an event the CCR will automatically and forever expire.

On page 8 the pro forma Energy Transfer organization structure shows at its top a side-by-side of ETC and ETE. They are really alter egos of one another that sit on the same plane.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

ETC will be a C-Corp that provides tremendous benefits we’ll talk about in a second, while ETE as a Partnership will have its own benefits and attributes that are unique obviously to a Partnership. Underneath will be four first-tier subsidiaries: Williams Partners, Energy Transfer Partners, Sunoco Logistics, Sunoco LP; and the prospect and likelihood in 2016 of Energy Transfer LNG, which will house our Lake Charles LNG export project.

On slide 9, as most people know — and we’ve been talking about this now for the better part of 18 months — we have been exploring a C-Corp proposition for ETE. In particular we were — we saw the opportunity to provide to a class of shareholders that had not had the benefit of investing in Energy Transfer family a vehicle to do so. And in so doing we also saw the opportunity to in fact create a vehicle that could be used for strategic acquisitions.

If you look at slide 9, there’s a tremendous vast C-Corp market compared to the overall size of the aggregate MLPs. The C-Corp structure as we have designed, which is a check-the-box election, is now I think well received and a well-worn path as far as market receptivity is concerned.

It will mean that a 1099 for tax purposes is issued on an annual basis than the traditional K-1s that our current unitholders receive. The liquidity of C-Corps obviously allows investors to build meaningful positions going forward.

And this particular vehicle has the prospect and hopefully the likelihood of broader index inclusion, including the S&P 500, which Williams benefits from today. And as I said, a strategic currency for use in future C-Corp acquisitions will dovetail nicely with already the embedded optionality that we can undertake at ETE.

On slide 10 as we look at the future, we believe the balance sheet, scale, managing cost of capital, and optionality will determine the long-term winners. We find ourselves, to be quite candid, in unfamiliar territory, as we are now one of the largest energy companies or groups in the world. We are ready to turn the cliché about being big on its head and remain a dynamic, entrepreneurial, fast-growing enterprise that recognizes speed to market and decision-making are key to in fact being successful and creating value for our stakeholders.

We will have the benefit of three of the largest investment-grade MLPs that will support the cash flow diversification and growth of the overall ETE and ETC platform, with ETP and WPZ and obviously with SXL.

And as you can see on slide 11, we’ve created one of the largest energy franchises in the US, from the wellheads to the ultimate end customer and everything in between, we look to in fact capitalize and provide more bundled services and service offerings for our customers, in the hope and expectation and belief that in so doing we’ll continue to allow competition and the dynamic level of producer activity that we have seen over the last several years. As a result of this transaction we will become the largest gatherer and processor in this country and the largest single producer of natural gas liquids. We will be the largest transporter of natural gas in the US, and we already have the third-largest natural gas liquids business in the US and probably one of the fastest-growing natural gas liquids businesses in Mont Belvieu.

With SXL we are the third-largest MLP transporter of crude oil and crude oil logistics. And then obviously we have the potential benefit of an LNG export facility.

Then obviously on the Sunoco side, we have one of the leading non-refining gasoline distributors in the country. This truly is a unique franchise, one that is founded on tremendous diversification and an integrated model that creates more cash flow and revenue for each segment and each component.

It is shown, I think, visually as it relates to the actual numbers and financials on slide 12, where you see an overall business that has in aggregate about $10 billion of aggregate pro-forma consolidated EBITDA and an enterprise value of approximately $150 billion. We have tremendous scale across the businesses that are by their nature incredibly complementary.

On page 13, we’ve shown this particular map many times before, and obviously most recently on our early investor presentation when we were going through the — Williams proposal became public. This transaction or combination will take us into every basin; it gives us every type of hydrocarbon and every type of midstream service offering that we can provide producers across this country. This truly is an incredibly impressive array of complementary assets that all can combine to create not only enhancements for overall competition, but also create more incremental value across the board for our unitholders.

I think if you just boil it down on the next slide, on the natural gas side, this is a natural gas highway system designed to benefit producers and end-user customers. The connectivity of things like Rover into Appalachian Connector, the ability to capitalize on Trunkline and Panhandle with Transco, the connectivity of Northwest Pipeline with Transwestern — it goes on and on.

This will provide us tremendous opportunities that we think will be reflected in what we can offer our customers in continuing to grow our overall business and the overall number of growth opportunities that we see going forward.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

This is not only captured on the dry gas side — on the natural gas side, but it’s also on the liquids side on slide 15 you will see that we will have a fully integrated liquids platform. It is no secret that we’ve obviously spent an inordinate amount of capital and investment, financial and mental acumen on developing our overall NGL business in Mont Belvieu. The rate of growth of that particular business has been breathtaking.

We have now focused more recently on development of the Northeast; and in particular, working in conjunction with SXL Mariner East and Mariner West system and the development of our most recent Revolution project, which is on the gathering, processing, and fractionating side, together with what we already had on the interstate natural gas side. This is all about alleviating bottlenecks, taking us into places that we don’t currently have a beachhead.

So as a result of this particular transaction, we will not only be able to increase the movement of barrels through our NGL system in Mont Belvieu, but also we will now get connectivity in a much larger context into the Rockies, and also into the Northeast with the Williams existing business.

On slide 16, the overall benefit to grow from strong cash flow growth has already been evident by what we’ve seen historically at the ETE level. As it relates to a status quo of about $1.8 billion of aggregate cash flow, as expected for year-end this year, you would see the step-up obviously to just under $4 billion.

The cash flow sources, whether it’s from ETP which was 74% on a status quo basis, would in fact go to 34%, with now 54% of the cash flow pro-forma coming from WPZ in the form of both the common unit distributions as well as the GP IDRs. And you can see on the right-hand side in the bottom the overall source by rating. So 60% of our overall pro-forma cash flow will come from BBB-rated entities, primarily WPZ and obviously SXL; and then obviously with ETP now 34%; and a small sliver, which is the current re-gas cash flow coming from BG/Shell.

This transaction on slide 17 is really for us the acceleration of what is an important milestone, and that is the achievement of investment-grade ratings at ETE. Our existing capital structure as measured as at June 30 this year was just over $5.7 billion. Pro-forma transaction adjustments, including the $6.05 billion of transaction-related debt, will bring us up to just under $16.7 billion on a pro-forma basis.

Our anticipation is that that transaction debt will ultimately be taken out in the capital markets at a time that we find where we have attractive market conditions. And our, therefore, pro-forma interest-rate exposure will be 82% fixed and 18% floating.

As you can see at the bottom of slide 17, our pro-forma maturity profile is a relatively gentle profile going forward, with no real maturities until 2019, which is our existing Term Loan B and Term Loan C.

Page 18 starts really the beginning of the conversation around commercial synergies and how WPZ fits into the overall Energy Transfer picture. We have always been a big advocate that organic development in combination with acquisitions were the keys to ensure the ability to continue to drive cash flow growth.

Over the last several years SXL has completed in organic projects or acquisitions about $5 billion; and on the right-hand side you can see their future growth drivers. They are projects that they have announced that are currently in construction. And then ETP over a similar time frame has completed about $41 billion, and WPZ has completed about $25 billion.

On the right-hand side, these growth drivers are primarily organic growth. They are relatively low-multiple, high-return attractive development opportunities. These things will underpin a lot of our growth for Energy Transfer Equity and Energy ETC going forward as we think about the prospects.

The current Energy Transfer backlog — or I should say currently Transfer project backlog that is authorized by the Board — is $23 billion. Williams and WPZ have about $30 billion of overall development projects that they are pursuing.

On slide 19, as we think about the acquisition and how it further enhances our key strengths, our six main segments being interstate, intrastate, midstream, the Lone Star NGL business, petchem, which we’ll obviously inherit as part of the WPZ platform, and the liquids transportations and services. WPZ is a major complement to the existing business and will benefit significantly from the integrated business model mentality that Energy Transfer has adopted.

On the interstate side, it’s all about Marcellus natural gas takeaway; expansion of Transco, which are already underway through — whether it’s Constitution, Atlantic Sunrise, Appalachian Connector, and other projects. Whether it’s on the integration of the Williams Northeast Midstream assets into ETE, with the overlap on the gathering and processing side. The ability to increase volumes from transporting and fractionating ETP Mid-Continent volumes, the increased fractionation volumes as a result of Williams as their customers’ NGL agreements expire and we’re able to in fact direct those volumes over to our overall system.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

On the petchem side, Guismar 2, the Alberta PDH facility are new opportunities for us which we find and consider to be exciting. Then on the liquids transportation side, the interconnectivity and I think the acceleration and for the prospect of the Mariner East franchise and Mariner 2 East X as well as the PDH facility at Marcus Hook is certainly something that is likely to come about as a result of this overall combination.

As it’s best laid out, I think, on slide 20, we anticipate well over $2 billion of potential EBITDA from commercial synergies by 2020, and we’ve broken this down by regions. On the Appalachian and Northeast side it’s all about liquids; it’s all about processing, gathering, fractionation, and storage. It’s about Rover synergies and capacity optimization as it relates to Rover and the interconnectivity of Rover into Appalachian Connector and therefore Transco.

And also on the compression side, where WPZ as a result of the legacy Access business has a significant compression business. Likewise, ETP with its CDM business that it inherited from Regency.

On the Gulf Coast side we’ve talked about liquids barrels going into our Lone Star system. On the Texas Mid-Con side the G&P operational efficiencies as it relates to the Eagle Ford, the Permian, and Mid-Con, all of which are large existing assets and businesses for ETP as well as businesses that are attractive for WPZ. On the Eagle Ford side in particular there are additional benefits as it relates to the ability to in fact process incremental volumes from customers.

On the West and the Rockies it’s the Northwest pipeline and Transwestern service optimization, where they are connected through the Blanco Hub, and the WPZ Rockies liquids plant, bringing together those synergies with the ETP platform. There are of course obviously capital inefficiencies that come out of all of this, being new capital opportunities and prioritization of existing projects.

We had talked a lot, if you go to slide 21, about the cost savings and the implementation of a shared service model. We have now undertaken a shared service model approach in the last three transactions that we have undertaken, most recently obviously with both Susser and Sunoco. We see that on a shared service basis there are multiple opportunities to ensure that we can create significant cost savings, which will in fact manifest themselves at WPZ, with relatively low execution risk and in anticipation that these cost synergies should be achieved by 2017.

On slide 22, it would be remiss of us not to talk about the unique relationship that Williams has through their Access business with Chesapeake, one of North America’s largest and most dynamic producers. The quality of their underlying resources and the key production acreage areas they have are truly world-class.

We will in fact now offer a complete, holistic solution for Chesapeake in our ability to move every hydrocarbon that they in fact exploit, whether it’s liquids, crude oil, or natural gas, which obviously is – they’re most heavily weighted towards. This combined footprint expands service offering and therefore increases flexibility in all the areas in which they are in fact focused on. We think that will bring broad benefits for win-win outcomes not only to Energy Transfer more broadly but also to Chesapeake.

So let me wrap it up on page 23 with some of the key takeaways and then talk a little bit about the transaction timeline, and then we can open the floor to questions. For ETE and ETC it’s all about deriving its cash flow strength from three of the largest investment-grade diversified MLPs. It’s about increasing incentive distributions, resulting from growth projects that have been announced by ETP, WPZ, and SXL and future acquisitions.

It’s the upside related to direct participation in what is an exciting LNG export opportunity that creates the largest energy infrastructure group with a tremendous growth profile.

The merger does create numerous benefits: the enhanced overall cash flow diversification, not only by commodity exposure, geographic areas, and customer base; the improved pro-forma credit profile; and the creation now of a C-Corp currency that we can use strategically for future acquisitions. ETE and ETC will be stronger and better positioned with even greater strategic and financial optionality.

WMB benefits from the size and strength of a broader and more diversified platform. It’s an attractive premium, with significant upside through the ownership of ETC’s shares, higher dividends per share and dividend growth than Williams on a standalone basis. And we think the consolidated group has better potential for growth in a volatile commodity price environment in which we currently live.

If you look at the last page and the transaction timeline, today is September 28. We expect to prepare the proxy registration statement and file that with the SEC over the next several weeks and begin the regulatory approval process. We expect to close this transaction by the first half of 2016.

Our plan from an integration standpoint is that, following Hart-Scott-Rodino clearance, we will focus on integration so that at closing we will have one functional organization that will be uniquely focused on the growth ahead of us. And with that I’m happy to open the floor to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Jeremy Tonet, JPMorgan.

Jeremy Tonet - JPMorgan - Analyst

Good morning. Congratulations on the deal. Great to see this coming together.

Just a question on the synergies as you had outlined there. The $2 billion number seems like quite a big number. I’m just wondering…You guys laid out a lot of the components to it. What’s some of your confidence level — what has contributed to your confidence level increasing through this process that you’re able to get that?

And it doesn’t look like the LNG component was included there. Is that correct?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Yes, LNG is not included. For the last 10 weeks we’ve been engaged in ongoing a very active and I would say in-depth diligence with Williams and their management team — in fact their entire management team. We have been extremely impressed by not only the quality and caliber of the management team and really their belief system and our belief system. Their compatibility is extremely exciting.

As we went through each area and identified where we could see opportunities — so all of the key direct reports for Mackie, for Mike Hennigan, we went through every piece of their business and our business to think about where we could in fact identify opportunities. And they themselves — whether it’s Bob Ferguson and others — came up with opportunities that they saw, given their years of experience in the industry and what they knew about our assets.

So a collective collaboration created what is in essence this blueprint on page 20 that really goes into a tremendous level of detail on expected timing, how this all ramps in, the amount of capital to be deployed. I mean, it really is broken up into — there are some that are revenue without capital; there are some that are operational efficiencies; there are some that are new capital opportunities.

So there is a mixture embedded within this overall $2 billion and the overall expected capital investment I think is over $5 billion as we said in the press release. But it is extremely detailed, and LNG is not part of any of this.

Jeremy Tonet - JPMorgan - Analyst

Thanks for that color there. That’s great.

It seems like concerns about Chesapeake have maybe been weighing on Williams a bit here. But the one of the biggest points of concern about Chesapeake is their midstream obligations, which you guys effectively control. So I’m wondering if you could talk about your ability to alleviate those concerns and drive win-win solutions.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Sure. As everyone saw, I think on September 8th, when Williams announced the restructuring of their Haynesville contracts, which is split into the Springridge and Mansfield contract and the Utica dry gas, we saw that actually and we applauded that structure. We (technical difficulty) a tremendous amount of sense.

I think our viewpoint with Chesapeake is very simple. We recognize that everyone has headwinds right now just given the commodity price environment. Put aside whether it’s Chesapeake, it applies across the entire industry. That we will identify and look for ways, working with Williams and with Chesapeake, to come up with opportunities to help them in fact create less of a cost burden for them, at the same time create incremental revenue and cash flow to us in a manner that now not only looks at 75% of the pie — which was the dry gas — 100% of the pie and how we can actually look at the overall family and what we can do and bring to the table to help Chesapeake continue to in fact execute on its base strategic plan.

Jeremy Tonet - JPMorgan - Analyst

Great. Thanks for that. Then just one last one for me. On CCR, will that trade by itself? Or any other color there?

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

No. It is stapled to the ETC shares. It is a non-tradable, nontransferable. The ETC share is by itself traded or tradable, so people can trade it. And as you trade it on, that CCR component is actually stapled to it.

Jeremy Tonet - JPMorgan - Analyst

Great. Thanks for all the color. I will hop back in the queue.

Operator

John Edwards, Credit Suisse.

John Edwards - Credit Suisse - Analyst

Yes, good morning; congratulations. Jamie, just on the annual synergies, if you could give us an idea of that trajectory, because you are saying $2 billion a year by 2020. How do you expect that trajectory to manifest?

And then the second part of that is: if you could, say, put a pie chart around the synergies and if you could, say, put that pie by region or type of business, if you could give us an idea there.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Sure. Okay. On the rate of growth I think that the synergies will really start to show themselves beginning in 2018 onwards. Many of these things, by the time we close this transaction and the timing of integration, you will start to see the benefits. But given the size of this enterprise, it’s going to be hard to see it discernibly until I think you’re heading out into the future.

As far as the pie charts is concerned, I would tell you a lot of the overall — I won’t break it down by actual region, but let me break it down by — a lot of it is on the liquids side. A lot of it.

There is some benefits obviously on the G&P side that are probably equivalently balanced with what we see on the interstate gas side; so whether it’s Rover or Transwestern Northwest. And then I think you’ve got a portion which is what I’ll call the capital efficiencies.

So of a weighting I would say it’s more towards liquids; and of a weighting on a regional basis — I’m looking at Mackie — quite a bit of it is the Appalachia Northeast. The Appalachia Northeast is really where we see a tremendous amount of opportunities both for ETP and for SXL.

I mean, this is going to benefit both entities and WPZ. Everybody is going to benefit with what we see or with what we can do in the Appalachia Northeast area — basically across the entire midstream energy chain.

John Edwards - Credit Suisse - Analyst

Okay. That’s super-helpful. Then out of the $400 million of cost savings that you indicated here, if we were to try to imply how much of that finds its way to WMB, what would be a reasonable number in that regard?

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Well, as you know, WMB owns just under 60% or approximately 60% of the overall common units of WPZ. The economic value of WMB that it derives from WPZ is probably somewhere between 75% and probably almost 80% in aggregate, including the IDRs. So of that $300 million to $400 million, 75% to 80% is going to flow its way up to WMB.

John Edwards - Credit Suisse - Analyst

Okay. But I am just talking in addition to the way the share — the ownership work — well, fair enough. I’ll leave it there.

Then the — as far as your LNG efforts here, with this transaction if you could just talk about maybe how that might be impacting final investment decisions, things like that in regard to those.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Well, I don’t think the FID related to Lake Charles is in any way tied to or impacted by this particular transaction. It is on its own path. We are right now waiting for our FERC authorization, which could be as soon as this week; it might be in the next several weeks.

So I think it’s a completely different subject. The benefit obviously of sanctioning Lake Charles will be a net benefit that flows up to both ETE and now ETC. So it will be a shared benefit on the basis of 52.5%, 47.5%, if you look at the overall economic ownership in the pie chart that was shown earlier in the presentation.

John Edwards - Credit Suisse - Analyst

Okay, great. Thank you so much. I’ll get back in the queue.

Operator

Darren Horowitz, Raymond James.

Darren Horowitz - Raymond James & Associates - Analyst

Good morning, guys. Kelcy, Jamie, congratulations on the deal. Jamie, I does have one quick question; it was back on slide 5, specifically, around the benefits to ETE.

You were talking about that cash component reducing 260 million ETC shares, or I guess about 18.5% from that original transaction. How did you arrive at that level?

It seems like almost a bit more incremental cash upfront will be more beneficial from a long-term perspective, certainly as it relates to ETE and ETC dilution, just because you’re going to have rather robust distribution growth. So it might almost be or at least it would seem more beneficial to give more of an upfront cash consideration. I’m just wondering your thought process around the mechanics of that.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Sure. Darren, we spent a lot of time, Kelcy and I, with the rating agencies, talking between ourselves and John McReynolds about what we thought made sense. We didn’t want — I mean, we could certainly have done more cash, but we didn’t want to put in harm’s way in any situation or circumstance any member of the family or even the ETE credit profile.

This is supposed to help build the credit profile. It wasn’t supposed to keep it status quo or depleted.

So we balanced this $6.05 billion, which worked out to be $8 per share. It’s almost 20% of the transaction consideration being paid.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Our cost of cash — we’ve got a new financing that we’ve put in place that we’ve got committed upfront — is much cheaper than our cost of equity. So we thought that this had the right — it checked the right boxes. It had the right ratings viewpoint; it had the right balance from Kelcy and John’s standpoint as to how they thought about the overall leverage profile upstairs and what we had said around our intent to try to migrate to investment grade in the nearer term rather than the longer term.

And from our standpoint I think it didn’t take away so much of the upside for WMB shareholders, because now they’ve got tremendous amount of ETC’s shares that they will have. At the same time this component has significantly enhanced the accretion to ETE unitholders by actually not having issued as many shares as we originally anticipated.

Darren Horowitz - Raymond James & Associates - Analyst

Jamie, does it change the way that you think about the ETE unit repurchase? Because let’s just say that the full long-term intrinsic value of these units to perpetuity is underappreciated by the market — or at least that’s the way the market is certainly reflecting the revamp consideration today — would that mean that you would be more financially incentivized from a return on investment perspective to ramp up that repurchase, if the market is not going to give you credit for the value here?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

It’s a really good question, Darren. That $6 billion doesn’t impact our ability and our flexibility on the buyback program that we already have in place. And I think it doesn’t preclude us from actually continuing to make use of a buyback program in the future depending upon how the market reacts.

Whether that’s at the ETE unit level, at ETC, we’ve got now complete flexibility. I mean, Kelcy can decide: Look, we should do this, we should do that.

So to us, we’ve created more options and we haven’t at all precluded our ability to do anything. We’ve actually preserved our ability to do everything, which I think is the best of all worlds.

Darren Horowitz - Raymond James & Associates - Analyst

Thanks, Jamie.

Operator

Sharon Lui, Wells Fargo.

Sharon Lui - Wells Fargo Securities - Analyst

Good morning. Just a question in regards to the planned capital to be deployed. What’s the potential timing of that $5 billion of spend? Is it a reasonable assumption that it will be deployed mostly in the Northeast as well?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Yes, I think that is fair to say. There will be a lot in the Northeast. Because if you look at a lot of it, operational efficiencies between WPZ and Mackie’s existing ETP G&P footprint, on the liquids side at Mont Belvieu we’ve got the potential for fracs 5 and 6 and expansion with pumps of Lone Star Express that are relatively small dollars with tremendous returns.

So I agree with you. I think the Northeast is where you will see the larger blocks of capital.

Timing for that capital, yes, is probably a 2017, late 2016, 2017. It’s sort of — Mackie and Mike Hennigan really worked hard with their teams to work out how to segue this into their current capital plans without overburdening the existing capital plans; and at the same time with the Williams team, as to how we would think about their capital plans, so that we really can try to manage and not overextend ourselves or put ourselves in a position where we are in fact over-reliant on the capital markets for any extended period of time.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Sharon Lui - Wells Fargo Securities - Analyst

Okay, that’s helpful. Then you also mentioned that this transaction is accretive to WPZ’s distribution. Maybe if you can talk about, I guess, plans in terms of the cost savings at WPZ and usage of, I guess, what you’re going to do with the breakup fee. Is it to improve coverage, step up the distribution? Maybe you could just provide some color on that.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Well, I think on the breakup fee and the structure of how it’s paid, I think part of it will be paid in the near term and I think part of it paid sometime in early 2016. As far as how that is in fact allocated and used, I think, Sharon, that’s probably a better question for Alan Armstrong and Don Chappel to answer rather than us, because I think it’s going to be more on their watch than candidly it will be on our watch.

As far as the overall distributions are concerned, look, Tom Long and the integration team that oversaw the integration of Regency and ETP did such a great job. Tom’s a real vet at this stuff, and I think his view as he’s talked about with Don Chappel or myself is — look, we’re going to get after these cost savings. There will be tremendous benefit.

You’re going to have a huge amount of incremental cash flow because their costs are going to be so much lower. And that’s just going to be net benefit to WPZ.

The WPZ management and the Board will then decide how that cash is deployed, whether it’s for future capital investment, for distributions to unitholders. It’s all going to be decided by that, by the WPZ entity and their management team.

Sharon Lui - Wells Fargo Securities - Analyst

Okay. And there is a high confidence that it will be achieved before — by 2017, is that the plan?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

I think the run rate is by 2017. So if we close first half of next year — yes, look, if we get after this as we’ve proposed, Tom has been very clear: the plan is Hart-Scott-Rodino, integration plan, hit the ground running, one functional organization, the shared service being in place as much as it can, and really trying to bring together the folks from Williams, from WPZ, as well as from the ETP side of things. I think the run rate you will see by 2017.

Sharon Lui - Wells Fargo Securities - Analyst

Okay, great. Just one last question. In terms of taxes at ETC post-2018, how should we think about, I guess, what’s the potential tax impact?

Jamie Welch - LE GP, LLC - CFO, Head of Business Development

Well, tax, as everyone knows, C-Corps pay taxes. Our job is to actually manage it. We are lucky; we probably have one of the best and brightest minds on the tax side in Brad Whitehurst, who is now going to be living and breathing ETC for the rest of his career. Lucky he’s got a long career ahead of him.

But he will be focused I think very much on actively managing it. I mean, ETE is very focused on the success of ETC. So the active management, 2018 no taxes; there will be a modest amount of taxes I think for the balance, through the end of the decade.

And then depending upon the tax attributes I think we can continue to manage it very actively on a going-forward basis. But it’s all going to depend on bonus, capital deployment, opportunities, what’s going on with the tax code. I mean, there are so many variables that go into Brad’s overall tax equations.

But the good news is he’s got a tremendous amount of tax attributes to play with that he can then look to make sure that, obviously, we are looking after ETE unitholders, ETC. Everyone is basically getting taken care of.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Sharon Lui - Wells Fargo Securities - Analyst

Okay, great. Thanks, Jamie.

Operator

Ross Payne, Wells Fargo.

Ross Payne - Wells Fargo Securities - Analyst

Jamie, two quick questions. Can you talk about how you expect ETE to transition into more of an investment-grade company from a rating perspective? Obviously you’ve got a credit enhancement here, but what is your goal ultimately of achieving that? And maybe what’s your timeline?

Second of all, you obviously have highlighted petrochemical. Is that going to be a bigger part of the future entity as we look into the future? Thanks.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Alright. As it relates to the migration of ETE to investment grade, I think the first step will be in fact in going to a completely unsecured structure at the ETE level whilst — and that really will involve, I think, the refinancing at some point of the term loans right now; and once they’re done and we basically have — we’ll put out unsecured bonds. That would be our plan.

We’ll increase the size of the revolver, given that we have a pro-forma business now that’s over $150 billion. The combined enterprise of ETE and ETC is like $70 billion. So we are going to be very focused on making sure that we’ve got the right elements of a traditional investment-grade credit structure.

As far as the time frame for that, I think 2017 would be ideal if we can do it. And look, I think it really depends on our ability to execute as we have laid out to the rating agencies and show that in fact we are very good custodians of capital, that we continue to do what we say and do what we’ve committed to in taking the right actions, and support the underpinnings of a strengthening ETP — which, as I said, once 2017 comes around ETP looks a tremendous credit profile going forward because of all that cash flow growth from their capital program they’ve got. SXL has got a great existing credit profile and will continue to do so; and WPZ already benefits from a BBB rating.

So I really do think the elements here are ideally suited to achieve that objective. 24 months, think about it in that sort of context, would be a nice goal if that’s possible.

As far as petchem is concerned, I would tell you as we went through this we learned a lot about olefins and petchem that we just didn’t quite — I don’t think, given our liquids business and given what we’ve done on the frac side and given what we’ve done on the export side with Mariner South and obviously with what we are doing with Marcus Hook on the Mariner East system and also into Mariner West, we really did see and understood that obviously the value proposition — whether it’s ethane pricing to ethylene, propane pricing to propylene — there can be some very attractive benefits to our customers.

Providing higher value netbacks to our customers is everything our business is about. And if there is an ability to do that in a way that allows our customer to benefit from going up effectively the food chain, without us taking risk and just simply being a shipper or provider of services, then that’s a very interesting proposition to us. Does that mean we’re going to radically change what we do? Of course not.

At the end of the day we are really — we are gathering, processing, natural gas liquids, a tremendous interstate business, a phenomenal intrastate business. They will always be the hallmarks of who we are.

But the petchem is a really attractive element that I think we can capitalize on and really use it differently than it’s been used thus far within the WPZ complex.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Ross Payne - Wells Fargo Securities - Analyst

Okay. Thank you very much, Jamie. One other question on Chesapeake. Have you reached any kind of significant agreement with them to handle almost all of their hydrocarbons, or is that just the opportunity set?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

That’s the opportunity set. I think we’re extremely excited about not just Chesapeake but just about any major producer in this country. We can do — we can basically take you from anywhere to anywhere and everywhere in between.

That’s a pretty unique value proposition, because we’re all about value for service.

Ross Payne - Wells Fargo Securities - Analyst

Right. Thanks, Jamie.

Operator

Kristina Kazarian, Deutsche Bank.

Kristina Kazarian - Deutsche Bank - Analyst

Hey, guys. Congrats on the deal. A quick clarification question about something you were chatting about earlier.

You mentioned the opportunity for WPZ to buy assets maybe from within the overall complex. Can you talk about what asset footprints make sense? Could it be a whole entity? Is there even the potential to sell WPZ assets to other entities within the complex?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

I think it’s premature to talk about migration of specific assets. What we like about the footprint and what we like about the best-in-class MLPs that we think we have is that there are some assets that are potentially better suited into one particular enterprise, and other assets that are better suited into another. And the ability to in fact put the right assets in the right places, create joint-venture opportunities, align interests, create more cash flow growth and the right incentives is — to us there are just — we’ll be like kids in a candy store.

There really are so many things that we can do together across the three major MLPs that we have.

Kristina Kazarian - Deutsche Bank - Analyst

Okay. Then does the current management team in its whole sense stay in place to run these assets going forward? Or how should I be thinking about that?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

What we have said as far as WPZ is we were very impressed with their management team. I think candidly we couldn’t have believed that it could have gone any better.

I mean, the amount of interaction, the openness, the transparency: they see the business very much the same way we deal. We are very much kindred spirits in the context of their segment leaders, their business leaders.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

And they are people that — whether it’s Mackie, Mike Hennigan, Tom Long, have known for a long, long time. So we — this is a small space, it’s a small sector or small industry at the end of the day, and people know people from their years of experience. And I think we were very encouraged and very happy with the overall interaction and dialogue.

Kristina Kazarian - Deutsche Bank - Analyst

Great. Then you and Kelcy have been a great job of a lot of M&A over the past years. Can you — I mean, this is a large merger and I know you guys are always looking for different things; not so recent that we just did Regency. Can you talk about maybe time frame to do additional third-party M&A, or how I should be thinking about that in the context of the Energy Transfer external story going forward?

Kelcy Warren - Energy Transfer Partners, LP - Chairman, CEO

This is Kelcy. Could you let us take a breath first?

You’re right. We are — we never have felt like we were fixed. We always felt a little flawed, and so we’ve been trying to fix those imperfections. We’ve done it by moving across the business lines.

We truly believe that when you are a service provider you must provide all the services. That would be NGL takeaway, natural gas takeaway, crude, fractionation, export capability, all the services that would be required by the producer and then oftentimes the market.

There are still some things out there that are appealing to us. But we’ve got some work to do here, a little bit of wood chopping; and then hopefully we’ll be able to get back and begin executing our vision going forward.

Kristina Kazarian - Deutsche Bank - Analyst

All right. Sounds great. One last quick clarification question. On the 20-day automatic termination on the CCR you mentioned, Jamie, so does that mean if ETC traded above ETE for the first 20 days it was out there it would undo the whole CCR concept? Am I getting that right?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

No, I think you exclude the first 20-day period. Because obviously that is where we will have probably the most amount of turbulence just as ETC finds it natural shareholder base. So it will be a 20-consecutive trading day period excluding obviously the first month of trading.

Kristina Kazarian - Deutsche Bank - Analyst

Okay. So if it was up for 40 days then it would undo itself. Is that right?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Yes, yes, yes. I mean, our natural view is ETC — we are offering opportunity that bond shareholders, pension funds have never had the opportunity to own an investment in Energy Transfer. And this is a direct investment; it’s a 1099 share. And it’s going to have tremendous appeal.

At the same time obviously we think there is tremendous upside for our ETE unitholders just given the transaction structure that we’ve now put in place in the overall distribution profile and the significant amount of synergies that we have identified.

Kristina Kazarian - Deutsche Bank - Analyst

Alright. Thanks. Nice job again, Jamie and Kelcy.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Operator

Andy Gupta, HITE Hedge.

Andy Gupta - HITE Hedge Asset Management - Analyst

Given the amount of opportunity you have between the different partnerships, and you talk about moving assets between the partnerships, how do you think about making sure that the risk profile and the growth profile of each of those three partnerships continues to be what it is today? Is doing that even a priority, as you think about that?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

I would say it’s absolutely a priority. We want to do transactions that are win-win. There’s never a winner and there never needs to be a loser; because if there is a winner and a loser then by definition I think we’ve come up with a flawed proposition.

Managing the risk profile? I will give you a perfect case in point. There are opportunities which we see, which just given the capital demands on particular entities — the Bakken is a perfect case in point. It makes sense for SXL to come in there and fund some of the growth. It alleviates some of the burden on ETP; allowed ETP to continue to focus on other things like Revolution and other projects.

To us the joint-venture concept, where everyone brings capabilities and unique skills to the table and capital with their own balance sheets, is a good way to create alignment, to create camaraderie, and really working together as one effectively dynamic organism, and at the same time create obviously value and cash flow growth for their respective unitholders and stakeholders at the individual MLPs.

Andy Gupta - HITE Hedge Asset Management - Analyst

Do you think you can execute on this plan that you’ve laid out with all of this capital, given what’s happened to the capital markets and to the unit prices of the LPs collectively?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

In the context of ETP and SXL, yes. I think we’ve been very clear — and Tom is sitting here. We’ve spent an inordinate amount of time getting through the overall capital plan and how we plan to in fact execute on that.

I think despite the current volatility that we see in the marketplace, particularly on the equity side, that we have got a blueprint that will allow us to execute through the end of next year and deploy the capital that has already being earmarked. I think SXL is in the same place as well.

On WPZ having talked to John Chappel, I think their plan is — they too have a plan in place that they think will in fact ensure that their overall projects get executed, those that are currently on the drawing boards. And I do think going forward there will continue to be joint ventures in other things that will come out of this, particularly when WPZ becomes part of the ETP/SXL/Sunoco enterprise under ETE and we’re able to basically help one another.

Andy Gupta - HITE Hedge Asset Management - Analyst

Got it; helpful. Then lastly, at one point the theory was that you were going to move in the direction of simplification; and now it’s gone the other way, where there’s going to be I guess six tickers that we can invest in the complex with.

Clearly given where things are trading it seems like that’s not working from a valuation standpoint. Just pro-forma for the whole entity I estimate that you’re trading at something like a 15% to 30% discount in the 2016, 2017 time frame to KMI, which did go through a simplifying transaction.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Is there any thought of putting simplification back on the table, partially or wholly, in order to help capital markets realize the full value of the complex?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

I think we have obviously discussed back and forth with investors, the Street, and internally the benefits of our structure versus the simplification of one enterprise. Our true belief is that there is much more strategic and financial optionality in our structure than there is in a single enterprise.

Whilst I agree with you in the last 60 to 90 days we’ve seen a fairly steep decline across the sector — and obviously we have been exposed to that as well, as we’ve watched our own cost of capital increase and our unit price decline — our viewpoint is that, whilst this isn’t necessarily simplification, that the creation of this, of the ETE/ETC, provides incremental benefit. The addition of WPZ creates incremental benefit.

And this is the right structure to go forward even if right now, in this exact moment in time, I don’t think the market is really differentiating us versus others. I think there’s been just a large overhang on our unit price as a result of this transaction; and until such time as we made it clear as to exactly what this looks like.

Now we’ve done that today, our hope — we will obviously be reinforcing this message to the Street — that we really believe that there is a tremendous amount of upside from this transaction. And while our structure is complicated, that’s just who we are. And I think from complication comes value, to be honest.

Andy Gupta - HITE Hedge Asset Management - Analyst

Okay. Just one last thought. That’s that clearly the Street thinks that somehow ETP and/or Sunoco Logistics are going to be damaged in this transaction. I know that’s not your view. Would just recommend that that be more clearly laid out, so that that overhang on those units could be eliminated.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Well, we will do so here. ETP and SXL, there is no burden falling on them as a result of this transaction whatsoever. And anything ultimately we decide to do from a commercial synergy standpoint, they are — that’s future upside without a lot of capital.

If you can get over $2 billion of EBITDA with less than $5 billion of capital, that’s a tremendous return on investment. So we see nothing but upside here, with very little significant capital deployment and there is no incremental burden on ETP or SXL as a result of what we decide to do.

We will be very mindful of helping them get back — taking the stair-step back up from a overall unit price standpoint.

Andy Gupta - HITE Hedge Asset Management - Analyst

Okay. Thank you very much.

Operator

Brandon Blossman, Tudor Pickering Holt.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities - Analyst

Quick one, and I think they should be pretty easy, Jamie. Back to the top of the queue, the $2 billion of synergies. How would you characterize that process?

It sounds like you made some good progress here in the due diligence period and the strategic review. Is there more work to be done here and potentially more upside? Or do you feel like you have exhausted those possibilities for the short-term here?

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

I think every day we will basically be part of the one complex there is the potential and likelihood we will find opportunities to create more value for everybody. This, I think, was what we considered to be the immediately identifiable, discernible; things we already instinctively knew and suspected, things that rolled off — whether it was Kelcy’s tongue or Mackie’s tongue or Mike’s tongue, as to things that they thought were there that would make sense.

So I think this is, if you will, this is almost a starting point from our standpoint.

Kelcy Warren - Energy Transfer Partners, LP - Chairman, CEO

Brandon, this is Kelcy. Let me add — I’m going to get a little more granular on this to show you where we are thinking. This is just a couple of examples.

We built the Godley plant for the Barnett Shale back — shoot, years ago, and we built at the peak. Today we are not operating that plant at capacity. When you don’t operate plants at capacity you’re not making as much money; your efficiencies aren’t as good; oftentimes you don’t get as cold.

And we have excellent NGL takeaway there with Lone Star. We have tried unsuccessfully to build a line into Oklahoma. We successfully did that, but we have failed on our volumes that are coming to Godley.

So in other words, we’ve got a plant with capacity built around the Barnett Shale production at the peak. Now we’re not operating at peak.

With WPZ, I’m absolutely confident, I am 100% confident, that working with them — and they’ve been very, very successful in that region of Oklahoma — we can in fact direct wet processable gas, rich processable gas, down to Godley and fill that plant up.

That is found money. That’s just found money.

That money comes into ETP. Ultimately some of the IDRs come back to ETE, and really not that much capital was spent.

Also talk about the Northeast. In the Northeast, WPZ’s philosophy has been — and by the way it’s worked extremely well and I admire it — has been: provide a service and then let the producers choose. Not let them, but the producers choose where they want to go for processing, fractionation, and liquid handling. Not in all cases but in a lot of cases.

That’s not our philosophy. Our philosophy is, shoot, we’re in that business. We will handle that. Of course the producers ultimately will choose where they want to go, but we think that they will choose us in almost every instance.

So it’s pretty easy to find some low-hanging fruit to get to the numbers without a lot of capital expenditure. And truthfully that’s what’s driven us here.

Then if you follow the dollars, the dollars find their way through the operating partnerships into the IDRs to ETE. The comment about us being complicated I agree with; we’ve been living with us for a while. But it’s pretty fundamentally simple when you break it down like this.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities - Analyst

Cash flow has to go somewhere.

Kelcy Warren - Energy Transfer Partners, LP - Chairman, CEO

Exactly.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities - Analyst

Thank you, Kelcy. Well, I appreciate the color. Then just real quick, on the Chesapeake deal with Williams September 8th — and you said you applauded that deal. Would you consider that a template? Or are you thinking about something perhaps even more creative on a go-forward basis in terms of Chesapeake and the Access contracts?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

I’m not sure anything is necessarily just a template that you would use as a recipe and necessarily just repeat. It’s obviously one alternative. I think there are many alternatives, and I think it’s premature of us to suggest we know exactly what does or doesn’t make sense.

It will be a series of conversations over time as it relates to WPZ and Chesapeake, and how we can be helpful, and what value we can bring to the table, what incremental takeaway options, what incremental gathering opportunities we can provide. I think there’s a lot can that can go into it.

I think what we like about our situation is we bring a unique, comprehensive flexibility to Chesapeake that we think is just very — is incredibly value additive to them.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities - Analyst

Okay, thank you very much. Appreciate all the color.

Operator

Sachin Shah.

Sachin Shah - Albert Fried & Company - Analyst

Good morning; congratulations on the deal. I guess I just want to reiterate potentially an earlier question about the units and the stock for you guys and Williams trading lower. So can you maybe just talk about that in light of not only the market volatility in recent weeks and months, but today especially, since the deal was announced?

The second question, in regards to WPZ, it seems like you’re more interested in working with them on a joint venture; but as far as the integration going forward, is there any plan of consolidating the remaining interest in WPZ?

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Okay, as far as the marketplace and the trend down, obviously everyone in the sector, in the space, the broader market, has been impacted by the volatility that we’ve seen. Our expectation is that with the announcement of this transaction and the key value tenets that we’ve outlined this morning that we will be able to get the broader message out and hopefully stem that obviously decline and start to correct it.

We recognize that it’s difficult with a backdrop where you’ve got almost a risk-off component as it relates to certainly energy more broadly. But we think that the value proposition here is incredibly compelling.

As far as WPZ is concerned, there is no expectation or anticipation of doing anything with WPZ other than running it much like we do SXL. As we said, we very much like the WPZ assets and footprint. We think the quality of the management team is extremely good and that I think they will work tremendously well in collaboration and in conjunction with both ETP and SXL.

And the hope and anticipation is that we will drive more value and more cash flow growth for every Partnership, which at the end the day will mean more cash flow growth to ETE and ETC going forward.

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

Sachin Shah - Albert Fried & Company - Analyst

Okay. One last question. In regards to shareholders of Williams, there has been some media speculation that some of their shareholders, Williams, has reached out to you and they’re both and unitholders of both Companies, and you’re expecting their support ultimately when the shareholder vote (technical difficulty)

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Well, you’ve got two large shareholders on the Williams Board, being Keith Meister from Corvex and Eric Mandelblatt from Soroban. Soroban is already a unitholder of ETE; Corvex, to my knowledge, is not.

I think we have spent a lot of time talking to them over the course of this strategic review process at Williams, and we look forward to having them as shareholders now at the ETC level going forward. I would encourage you to reach out to them directly and get their perspective.

I think they are big believers in what we see, much like the rest of the Board of Williams and the management team: that this truly is a transaction that creates more value for everybody.

Sachin Shah - Albert Fried & Company - Analyst

Okay, thank you.

Operator

I would now like to turn the call over to Jamie Welch for closing remarks.

Jamie Welch - LE GP, LLC – Group CFO, Head of Business Development

Well, thank you very much for everyone’s time this morning. We look forward to following up with all of you. This is an extremely exciting transaction and day for us, and we will be happy to answer any and all questions as we go forward. And thank you very much once again.

Operator

Thank you, ladies and gentlemen for your participation in today’s conference. This now concludes your presentation. You may now disconnect. Have a good day.

Forward-looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and WPZ filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under HSR and Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to the entry by ETE and Williams into definitive agreements for a combination of the two companies. In furtherance of this proposal and subject to future developments, ETE, ETC and Williams may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document ETE, ETC or Williams may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ETE AND WILLIAMS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Williams. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by ETE, ETC and Williams through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed by ETE and ETC with the SEC will be available free of charge on ETE’s website at www.energytransfer.com or by contacting Investor Relations at 214-981-0700 and copies of the documents filed by Williams with the SEC will be available on Williams’ website at investor.williams.com.

ETE and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of ETE’s general partner is contained in ETE’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ETE using the sources indicated above.

Williams and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and officers of Williams is contained in Williams’ Annual Report on Form 10-K filed with the SEC on February 25, 2015 (as it may be amended from time to time). Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Williams using the sources indicated above.

Energy Transfer Equity, L.P.

Investor Relations:

Brent Ratliff, 214-981-0795

or

Lyndsay Hannah, 214-840-5477

SEPTEMBER 28, 2015 / 01:00PM GMT, ETE - Energy Transfer Equity LP to Combine with Williams Companies Inc M&A Call

or

Media Relations:

Granado Communications Group

Vicki Granado, 214-599-8785

mobile: 214-498-9272

or

Brunswick Group

Steve Lipin, 212-333-3810

or

Mark Palmer, 214-254-3790

or

The Williams Companies, Inc.

Investor Relations:

John Porter, 918-573-0797

or

Brett Krieg, 918-573-4614

or

Media Relations:

Lance Latham, 918-573-9675

or

Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher, Andrew Siegel or Dan Moore, 212-355-4449